SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2004

Matav Cable Systems Media Ltd.
(Translation of registrant’s name into English)

42 Pinkas Street
North Industrial Park
P.O. Box 13600
Netanya 42134
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

30 November 2004	Matav- Cable Systems Media Ltd. (Registrant) BY: /S/ Amit Levin —————————————— Amit Levin Chief Executive Officer

Print the name and title of the signing officer under his signature

FOR IMMEDIATE RELEASE

Matav Reports Financial Results for the Third Quarter of 2004;
56% Increase in Gross Profit

NETANYA, Israel, November 30, 2004 – Matav-Cable Systems Media Ltd. (Nasdaq: MATV), a leading Israeli provider of digital cable television services, today reported third-quarter 2004 financial results. In this quarter, as in the previous two quarters, Matav’s financial results are proportionally consolidated with HOT Vision Ltd. (formerly ICP Ltd). The consolidation has no substantial effect on Matav’s financial results.

Revenues for the third-quarter reached NIS 145.6 million (US$32.5 million) compared with NIS 137.8 million (US$30.7 million) for the third quarter of 2003. The increased revenues stem mainly from higher ARPU as well as from higher sales of fast Internet access services. Revenues for the nine-month period increased to NIS 444.1 million (US$99.1 million) from NIS 402.5 million (US$89.8 million) in the comparable period in 2003.

As of September 30, 2004, Matav had approximately 259,300 subscribers, compared with approximately 263,200 at June 30, 2004. During third-quarter 2004, the company’s ARPU increased to NIS 209.3 (monthly, including 17% value-added tax) compared with NIS 198.7 in the third quarter of 2003. The company’s fast Internet access service has attracted more than 86,000 subscribers to date.

Third-quarter operating expenses totaled NIS 112.5 million (US$25.1 million) compared with NIS 116.6 million (US$26 million) in the year-earlier period. The decrease in operating expenses is mainly due to a decrease in content expenses and depreciation costs. This decrease was slightly off-set by an increase in operating expenses associated with the Company’s fast Internet service. Operating expenses for the nine-month period totaled NIS 353.4 million (US$78.9 million) compared with NIS 350.1 million (US$78.1 million) for the comparable period in 2003.

Third-quarter gross profit improved 56% to NIS 33.1 million (US$7.4 million) from NIS 21.2 million (US$4.7 million) in third-quarter 2003. Gross profit for the nine-month period increased to NIS 90.8 million (US$20.3 million) from NIS 52.5 million (US$11.7 million) in the comparable period in 2003.

Third-quarter selling and marketing expenses totaled NIS 18.7 million (US$4.2 million), compared with NIS 9.9 million (US$2.2 million) for third-quarter 2003. The increase is due mainly to higher advertising expenses triggered by the heavy competition in the local multi-channel market as well as due to the continued penetration of the “HOT” brand in the market. Selling and marketing expenses for the nine-month period reached NIS 50.1 million (US$11.2 million) compared with NIS 29.4 million (US$6.6 million) for the comparable period in 2003.

Third-quarter G&A expenses totaled NIS 13.6 million (US$3 million), compared with NIS 10.7 million (US$2.4 million) in third-quarter 2003. The increase in G&A expenses is mainly due to the partial consolidation with Hot Vision Ltd. G&A expenses for the nine-month period totaled NIS 34.1 million (US$7.6 million), compared with NIS 33.8 million (US$7.5 million) for the comparable period in 2003.

Third-quarter operating profit totaled NIS 0.9 million (US$0.2 million), compared with NIS 0.6 million (US$0.1 million) for third-quarter 2003. Operating profit for the nine-month period totaled NIS 6.6 million (US$1.5 million), compared with an operating loss of NIS 10.8 million (US$2.4 million) for the comparable period in 2003.

Third-quarter EBITDA (not including partial consolidation with Hot Vision Ltd.) reached NIS 34.6 million (US$7.7 million) compared with NIS 38.9 million (US$8.7 million) in third-quarter 2003. EBITDA for the nine-month period totaled NIS 108.7 million (US$24.3 million), compared with NIS 106.9 million (US$23.9 million) in the comparable period in 2003.

Third-quarter financing expenses declined to NIS 12.0 million (US$2.7 million) from NIS 21.8 million (US$4.9 million) in the comparable quarter of 2003. The two numbers are not precisely comparable since the latest quarter’s figure is nominal while the results for a year earlier are adjusted for the CPI. However, a substantial part of the reduction could be attributed to two factors: a reduction in the Company’s net debt and a decrease in interest rates. Financing expenses for the nine-month period decreased to NIS 40.5 million (US$9 million) from NIS 67.3 million (US$15 million) in the comparable period in 2003.

On September 28, 2004, the district court in Los Angeles, California, ruled in favor of Warner Bros. International Television Distribution in its breach of contract lawsuit against Golden Channels & Co., one of the Israeli cable television operators. Pursuant to an agreement among the Israeli cable television operators, Matav is required to indemnify Golden Channels (through HOT Vision) for approximately 26.5% of the damages awarded to Warner. As a result, Matav allocated NIS 29 million (US$ 6.5 million) in this quarter for this liability, and the amount appears in Matav’s P&L under ‘Other Expenses’.

Matav is currently in discussions with the Israeli tax authorities regarding tax assessments received by Matav and its subsidiary Matav Haifa Hadera for the years 1997-2001. Since it seems that the sides are close to reaching a consent on the matter, Matav has allocated NIS 6.5 million (US$ 1.45 million) for tax expenses in the third quarter.

Matav’s share in affiliated companies’ profits in the third quarter was NIS 4.7 million (US$1 million) compared with NIS 4.6 million (US$1 million) in third-quarter 2003. The increase is due mainly to an increase in Matav’s share in Partner Communications’ profits which was off-set by Matav’s share in Hot Telecom’s losses. Hot Telecom was established as a limited partnership between the three cable companies in order to offer communication services over the cable infrastructure in Israel. Matav’s share in affiliated companies’ profits for the nine-month period totaled NIS 11 million (US$2.5 million) compared with NIS 15.8 million (US$3.5 million) in the comparable period in 2003.

Matav reported third-quarter net loss of NIS 41.1 million (US$9.2 million), or NIS 1.4 (US$0.3) per ordinary share, compared with a net loss of NIS 19.7 million (US$4.4 million), or NIS 0.67 (US$0.1) per ordinary share, for the year-ago quarter. Excluding the one-time ‘Other Expense’, due the Warner Lawsuit mentioned above, and excluding the one-time allocation for tax expenses, Matav’s net loss in the quarter decreased to NIS 5.2 million (US$1.2 million). Excluding these two one-time expenses in the third quarter and excluding Barak’s NIS 16.2 million (US$ 3.6 million) write-off in the second quarter, net loss for the nine-month period decreased NIS 24.3 million (US$5.4 million), or NIS 0.8 (US$0.2) per ordinary share, compared with a net loss of NIS 66.8 million (US$14.9 million), or NIS 2.3 (US$0.5) per ordinary share, for the year-ago period.

Matav’s CEO, Amit Levin, commented “Matav is in a transition period. During this quarter, as part of our progress towards completing the operational merger with the other two cable companies, we successfully integrated all three cable companies’ operational and managerial systems including: customer service; selling and marketing; engineering and IT. These taken steps will enable us to achieve higher levels of efficiency and uniformity in all aspects of our operations, as well as to diversify our product offering to include the most advanced technological applications and services. Two such new services that we plan to launch in the near future are: VoD- Video on Demand and PVR- Personal Video Recorder. The first service will be possible due to our advanced technological and interactive capabilities, abilities that our competitor lacks.

“During the third quarter, the competition in the local multi-channel market intensified”, Mr. Levin continued. “Our main competitor, the Israeli Satellite Company, has persistently focused on its market share strategy; a strategy which is made possible due to the massive financing they are receiving from their major shareholder- Bezeq, Israel’s national telecommunications provider”.

“A few days ago, on November 25th, as the Israeli fixed-telephony market officially opened up for competition, we successfully commenced our fixed-telephony services in the market, through HOT Telecom”. Mr. Levin added. “In the first phase, we plan to market our telephony services in limited geographical areas in order to ensure the highest quality of service. I am proud to note that we have received enthusiastic responses from potential customers to our new service which is based on the world’s most advanced telephony technologies”.

Matav’s Chairman of the Board, Meir Srebernik, commented: “Matav is currently conducting discussions regarding the possible acquisition of Tevel Israel International Communications Ltd.‘s (one of the Israeli cable companies) assets. The Company is evaluating the possibility of issuing 26 percent of Matav’s share capital to Tevel and taking on part of Tevel’s bank debt, thus diluting Matav’s current shareholders. At the same time, Matav expects to sign new financing agreements with banks regarding the debts of the new merged company and regarding its future financing”.

Management will conduct a teleconference today at 10:00 a.m. U.S. Eastern Time. To participate, please dial +1-866-500-4964 in the United States and +972-3-9255910 internationally, several minutes prior to the start of the conference.

Matav is one of Israel’s three cable television providers, serving roughly 26 percent of the population. Matav’s investments include 5.3 percent of Partner Communications Ltd., a GSM mobile phone company, and 10 percent of Barak I.T.C. (1995), one of the three international telephony-service providers in Israel.

(This press release contains forward-looking statements with respect to the Company’s business, financial condition and results of operations. These forward-looking statements are based on the current expectations of the management of Matav Cable only, and are subject to risk and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission.)

Contacts:

Ori Gur-Arieh, Counsel
Matav Cable Systems
Telephone: +972-9-860-2261

Ayelet Shaked Shiloni
Integrated IR
Telephone US: +1-866-447-8633 / Israel: +972-3-635-6790
E-Mail: ayelet@integratedir.com

MATAV – CABLE SYSTEMS MEDIA LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

				Convenience translation
	December 31,	September 30,		September 30,
	2003	2003	2004	2004
	AUDITED	UNAUDITED	UNAUDITED	UNAUDITED
	Adjusted (2)		Reported (1)
	NIS In thousands			U.S. dollars

ASSETS:

CURRENT ASSETS:
Cash and cash equivalents	37,948	6,529	10,277	2,293
Trade receivables	83,151	65,482	81,765	18,243
Other accounts receivables	19,765	15,341	14,974	3,341

Total current assets	140,864	87,352	107,016	23,877

INVESTMENTS AND LONG-TERM RECEIVABLES:
Investments in affiliates and in partnership	66,807	45,339	89,029	19,864
Investment in other company	16,241	16,241	-	-
Long-term loans granted to employees	-	443	-	-
Investment in limited partnerships	2,057	-	1,626	363
Rights to broadcast movies and programs	34,927	-	29,994	6,692
Other accounts receivables	885	-	602	134

	120,917	62,023	121,251	27,053

FIXED ASSETS:
Cost	2,028,447	2,026,518	2,085,502	465,316

Less - accumulated depreciation	1,151,622	1,116,361	1,254,051	279,803

	876,825	910,157	831,451	185,513

OTHER ASSETS AND DEFERRED CHARGES, NET	3,946	4,876	3,272	730

	1,142,552	1,064,408	1,062,990	237,173

(1)     Nominal financial reporting beginning January 1, 2004.
(2)     Adjusted to the NIS of December 2003.

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MATAV – CABLE SYSTEMS MEDIA LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

				Convenience translation
	December 31,	September 30,		September 30,
	2003	2003	2004	2004
	AUDITED	UNAUDITED	UNAUDITED	UNAUDITED
	Adjusted (2)		Reported (1)
	NIS In thousands			U.S. dollars

LIABILITIES AND SHAREHOLDERS' EQUITY:

CURRENT LIABILITIES:
Credit from banks and others	435,403	531,793	430,909	96,144
Current maturities of debentures	33,701	33,802	34,107	7,610
Accounts payable and accruals:
Trade	94,699	70,681	97,722	21,803
Jointly controlled entity - current accounts	17,690	17,639	15,274	3,408
Other	158,982	99,499	208,632	46,550

Total current liabilities	740,475	753,414	786,644	175,515

LONG-TERM LIABILITIES:
Accrued severance pay, net	2,106	1,009	2,208	493
Loans and debentures (net of current maturities):
Long-term loans from banks and others	127,403	113,922	114,863	25,628
Debentures	66,145	66,231	33,182	7,404
Customer deposits for converters, net of accumulated
amortization	25,675	27,020	21,725	4,847

Total long-term liabilities	221,329	208,182	171,978	38,372

Total liabilities	961,804	961,596	958,622	213,887

SHAREHOLDERS' EQUITY:
Share capital	48,882	48,882	48,899	10,910
Additional paid-in capital	375,538	386,291	375,538	83,790
Accumulated deficit	(243,672)	(304,977)	(320,069)	(71,414)

	180,748	130,196	104,368	23,286
Less-Company shares held by subsidiary	-	27,384	-	-

Total shareholders' equity	180,748	102,812	104,368	23,286

	1,142,552	1,064,408	1,062,990	237,173

(1)     Nominal financial reporting beginning January 1, 2004.
(2)     Adjusted to the NIS of December 2003.

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MATAV – CABLE SYSTEMS MEDIA LTD.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except per share and per ADS data)

	Three months ended September 30,			Nine months ended September 30,			Convenience translation Nine months ended September 30, 2004
	2003	2004		2003	2004
	Adjusted (2)	Reported (1)		Adjusted (2)	Reported (1)
	NIS In thousands						U.S. dollars

	UNAUDITED	UNAUDITED		UNAUDITED	UNAUDITED		UNAUDITED

Revenues	137,821		145,612	402,533		444,140	99,096

Operating expenses	116,602		112,479	350,075		353,383	78,847

Gross profit	21,219		33,133	52,458		90,757	20,249

Selling, marketing, general and
administrative expenses:
Selling and marketing	9,921		18,673	29,446		50,055	11,168
General and administrative	10,727		13,606	33,841		34,136	7,616

	20,648		32,279	63,287		84,191	18,784

Operating income (loss)	571		854	(10,829)		6,566	1,465
Financial expenses, net	21,766		11,973	67,301		40,464	9,028
Other expenses, net	(3,085)		(27,868)	(4,424)		(46,594)	(10,396)

Loss before taxes on income	(24,280)		(38,987)	(82,554)		(80,492)	(17,959)

Taxes on income	-		6,888	-		6,888	1,537

Loss after taxes on income	(24,280)		(45,875)	(82,554)		(87,380)	(19,496)
Equity in earnings of affiliates and a
partnership, net	4,605		4,724	15,799		10,983	2,450

Loss	(19,675)		(41,151)	(66,755)		(76,397)	(17,046)

Loss per ordinary share	(0.67)		(1.40)	(2.30)		(2.60)	(0.58)

Loss per ADS	(1.34)		(2.80)	(4.60)		(5.20)	(1.16)

Weighted average number of Ordinary shares
outstanding (in thousands)	29,533		29,364	29,093		29,359	29,359

Weighted average number of ADSs outstanding
(in thousands)	14,766		14,682	14,546		14,679	14,679

EBITDA calculation:
Operating profit (loss)	571		854	(10,829)		6,566	1,465
Net of the effect of proportional
consolidation	-		(640)	-		(2,937)	(655)
Depreciation and amortization (included
Income from amortization of deposits for
converters)	38,285		34,413	117,726		105,115	23,453

Memo EBITDA(*)	38,856	(**)	34,627	106,897	(**)	108,744	24,263

(1)     Nominal financial reporting beginning January 1, 2004.
(2)     Adjusted to the NIS of December 2003.

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(*)	EBITDA is presented because it is a measure commonly used in the telecommunications industry and is presented solely in order to improve the understanding of the Company’s operating results and to provide further a perspective regarding these results. EBITDA, however, should not be considered as an alternative to operating income or income for the year as an indicator of the operating performance of the Company. Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies.

EBITDA may not be indicative of the historic operating results of the Company. Nor is meant to be predictive of potential future results.
Reconciliation between the operating profit in the financial statements and EBIDTA is presented in the attached summary financial statements.

(**)	Not including proportional consolidation.

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